Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Julie A. Gillespie
Direct Tel +1 312 701 7132
Direct Fax +1 312 706 8328
jgillespie@mayerbrown.com

September 4, 2019
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Michelle Stasny and Katherine Hsu

Re:
WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 27, 2019
File Nos. 333-166240, 333-189182 and 333-208463-01
Central Index Key Number of Depositor: 0001139552

Ladies and Gentlemen:
We are writing on behalf of our client WFN Credit Company, LLC (the “Depositor”), in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission in the letter to Timothy King dated August 29, 2019 in connection with the Staff’s review of the Depositor’s Form 10-K referenced above.
Numbered paragraph 1 below sets forth the Staff’s comment in italicized text together with our response.
1.
On May 26, 2016, you filed a letter responding to a comment about the applicability of servicing criterion 1122(d)(3)(i)(D). In this letter, you stated that, in future 10-K filings, Comenity Servicing LLC, to the extent it takes responsibility for only clauses (A) through (C) of servicing criterion 1122(d)(3)(i), will explain why clause (D) is not applicable, in a footnote to its assessment. However, the footnote for Item 1122(d)(3)(i) in Comenity Servicing LLC’s assessment states that Comenity Servicing LLC is only taking responsibility for clauses (A) through (C) but does not explain why clause (D) is inapplicable. Please file an amended Form 10-K with a revised Exhibit 33.2 as discussed in the May 26, 2016 response letter.

The Depositor will file an amended Form 10-K for the fiscal year ended December 31, 2018 with a revised Appendix A to Exhibit 33.2 that will explain why clause (D) of servicing criterion 1122(d)(3)(i) is not applicable with respect to Comenity Servicing LLC  (the “Company”) in a footnote to the following effect:
“Servicing criterion 1122(d)(3)(i) is applicable to the activities the Company performs with respect to the Platform only as it relates to the Company's obligation to perform the activities described in clauses

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

(A) through (C) thereof.  Clause (D) of servicing criterion 1122(d)(3)(i) is not applicable to the activities performed by the Company because neither investors nor the Trustee maintain records as to the total unpaid principal balance and number of pool assets serviced by the Company other than the investor reports.”
* * * * *

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Cynthia Hageman at (214) 494-3834 or Julie Gillespie of Mayer Brown LLP at (312) 701-7132.

Sincerely,
/s/ Julie Gillespie
Julie Gillespie
Mayer Brown LLP